August 9, 2005


Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:      The ServiceMaster Company
         Form 10-K for the fiscal year ended December 31, 2004, Filed March 4, 2005
         Form 10-Q for the quarterly period ended March 31, 2005, Filed May 10, 2005
         File No. 1-14762


Dear Mr. Gordon:

We are writing in response to your letter dated July 26, 2005 relating to the above-referenced documents. We have listed each comment in the July 26th letter as well as ServiceMaster's (the "Company's") response to that comment below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004:
------------------------------------------------------

BUSINESS, PAGE 5
----------------

     1. YOU DISCLOSE THAT THROUGH A SUBSIDIARY IN CANADA YOU ENTERED INTO LICENSING ARRANGEMENTS TO PROVIDE SERVICES IN NINE OTHER COUNTRIES, PRIMARILY IN THE MIDDLE EAST. PLEASE PROVIDE US WITH A LIST OF THE COUNTRIES IN WHICH YOUR REVENUE WAS GENERATED.

          Response:
          We would like to clarify that our licensing agreements are not entered into through our Canadian subsidiary, but through The ServiceMaster Company (a U.S. corporation).

          Approximately 0.4% of the Company's consolidated revenue is generated in markets outside of the U.S. and Canada. Of this total, approximately 80% and 18% of these revenues are generated through our licensing arrangements in the United Kingdom and Japan, respectively.

          The nine countries related to your question involve TruGreen ChemLawn and include the following:


          o        Bahrain                      o        Egypt
          o        Qatar                        o        Jordan
          o        Lebanon                      o        UAE
          o        Turkey                       o        Japan
          o        United Kingdom

          We also have other immaterial licensing arrangements that do not involve TruGreen ChemLawn. These arrangements are also through The ServiceMaster Company (a U.S. corporation) and represent primarily our Terminix and ServiceMaster Clean businesses. For your information, the following countries represent all of the remaining licensing arrangements, Antigua & Barbuda, Aruba, Australia, Chile, China, Curacao, Dominica, Dominican Republic, France, Germany, Guatemala, Haiti, Honduras, Hong Kong, Indonesia, South Korea, Malaysia, New Zealand, Panama, Philippines, Puerto Rico, St. Croix, St. Kitts, St. Lucia, St. Maartin, St. Vincent & the Grenadines, Saudi Arabia, Trinidad & Tobago, and the Virgin Islands.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
SEGMENT REVIEW, PAGE 4
----------------------

     2. REVISE YOUR DISCUSSION OF SEGMENT INFORMATION IN FUTURE FILINGS TO PRESENT THE RECONCILIATIONS REQUIRED BY SFAS 131, OR INCLUDE A CROSS-REFERENCE TO THE SFAS 131 FOOTNOTE IN THE CONSOLIDATED FINANCIAL STATEMENTS. REFER TO QUESTION 19 OF FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES.

          Response:
          We agree to include a cross-reference in the MD&A to the required information in the segment footnote in future quarterly and annual reports. We have added this disclosure in our second quarter report that will be filed on August 9, 2005. The enhanced disclosure reads as follows:

               "The following business segment reviews should be read in conjunction with the required footnote disclosures presented in the Notes to the Condensed Consolidated Financial Statements. This disclosure provides a reconciliation of segment operating income to income from continuing operations before income taxes, with net non-operating expenses as the only reconciling item. The Company's business segment reviews include discussions of capital employed, which is a non-U.S. GAAP measure that is defined as the segment's total assets less liabilities, exclusive of debt balances. The Company believes this information is useful to investors in helping them compute return on capital measures and therefore better understand the performance of the Company's business segments. The Notes to the Condensed Consolidated Financial Statements also include a reconciliation of segment capital employed to its most comparable U.S. GAAP measure."

BUSINESS SEGMENT REPORTING, PAGE 24
-----------------------------------

     3. REVISE YOUR BUSINESS SEGMENT TABLE IN FUTURE FILINGS TO: 1) RECONCILE THE TOTAL OF THE REPORTABLE SEGMENTS' MEASURES OF PROFIT OR LOSS TO THE COMPANY'S INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND 2) RECONCILE TOTAL CAPITAL EMPLOYED TO THE MOST COMPARABLE GAAP MEASURE IN ACCORDANCE WITH PARAGRAPH 32 OF SFAS 131.

          Response:
          1) Operating income is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance.

          ServiceMaster agrees to prospectively reconcile the segment operating income to consolidated income from continuing operations before income taxes. For illustrative purposes, the reconciliation for 2004, 2003 and 2002 is shown below.

          We will include a similar reconciliation in our second quarter report, which will be filed on August 9, 2005.

                                                                        2004                 2003                 2002
                                                                  -----------------    -----------------    ------------------
Segment operating  income (loss)                                         $ 336,556            $(166,243)            $ 335,393

Non-operating expense (income):
  Interest expense                                                          60,708               65,255                92,901
  Interest and investment income                                           (15,469)             (15,012)               (6,431)
  Minority interest and other expense, net                                   8,225                8,151                 6,682
                                                                  -----------------    -----------------    ------------------

Income (loss) from continuing operations before income taxes             $ 283,092            $(224,637)            $ 242,241
                                                                  =================    =================    ==================


          2) The Company will prospectively include a reconciliation of segment capital employed to its most comparable U.S. GAAP measure. For illustrative purposes, the reconciliation for 2004, 2003 and 2002 is shown below.

          We will include a similar reconciliation in our second quarter report, which will be filed on August 9, 2005.


                                                                             2004                 2003                 2002
                                                                       -----------------    -----------------    ------------------
Total assets                                                                $ 3,140,202          $ 2,956,426           $ 3,414,938
Less:
  Current liabilities, excluding current portion of long-term debt            1,004,680              784,459               807,929
  Long-term liabilities                                                         238,899              435,870               452,525
                                                                       -----------------    -----------------    ------------------
Total capital employed in segments                                          $ 1,896,623          $ 1,736,097           $ 2,154,484
                                                                       =================    =================    ==================


FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
----------------------------------------------

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 5
-------------------------------------------------------

     4. REVISE IN FUTURE FILINGS TO SEPARATELY STATE GROSS AMOUNTS OF CASH BORROWINGS AND CASH PAYMENTS OF DEBT IN ACCORDANCE WITH SFAS 95.

          Response:
          ServiceMaster has historically netted payments and borrowings on the Statement of Cash Flows. Prospectively, ServiceMaster will present the gross amounts of debt borrowings and payments for all transactions. We will include this information in our second quarter report, which will be filed on August 9, 2005.

SERVICEMASTER REPRESENTATIONS
-----------------------------

ServiceMaster is responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we understand that the staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filings. Moreover, ServiceMaster understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (901) 766-1268 with your comments or questions.

Very truly yours,


/s/ Ernest J. Mrozek
--------------------
Ernest J. Mrozek
President and Chief Financial Officer

cc: Kristi Beshears, United States Securities and Exchange Commission